UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

REWARDS NETWORK INC.

(Name of Subject Company (Issuer))

REWARDS NETWORK INC.

(Name of Filing Person (Issuer))

3 1/4% Convertible Subordinated Debentures Due 2023

(Title of Class of Securities)

45168A-AA-8 and 761557-AA-5

(CUSIP Number of Class of Securities)

Roya Behnia, Esq.

Senior Vice President, General Counsel and Secretary

Rewards Network Inc.

Two North Riverside Plaza

Suite 950

Chicago, Illinois 60606

(312) 521-6767

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$15,028,305	$591

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 3 1/4% Convertible Subordinated Debentures Due 2023 (the “Securities”), as described herein, is 100% of the principal amount of those Securities, plus accrued and unpaid interest and Additional Interest (as defined in the Indenture), if any, to but not including, October 15, 2008. As of August 21, 2008, there was $14,788,000 in aggregate principal amount of Securities outstanding, and, if such amount of Securities remains outstanding, the amount of accrued and unpaid interest on October 15, 2008 will be $240,305, resulting in an aggregate maximum purchase price of $15,028,305.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 per $1,000,000 of the value of the securities proposed to be acquired by the Issuer.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $591	Filing Party: Rewards Network Inc.
Form or Registration No.: Schedule TO	Date Filed: August 21, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by the Company on August 21, 2008, as amended (the “Schedule TO”), relates to the offer (the “Optional Purchase Offer”) by Rewards Network Inc., a Delaware corporation (the “Company”), to purchase the Company’s 3 1/4% Convertible Subordinated Debentures Due 2023 (the “Securities”), at the option of each holder (the “Holder”) of the Securities, as set forth in the Company Notice to Holders of 3 1/4% Convertible Subordinated Debentures Due 2023, dated August 21, 2008 and amended August 26, 2008 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time (including as amended or supplemented hereby), collectively constitute the “Company Notice”).

This Amendment No. 2 is being filed to amend and supplement the Schedule TO. The Schedule TO, as amended and supplemented by this Amendment No. 2, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The Optional Purchase Offer expired at 5:00 p.m., New York City time, on October 10, 2008. The Company has been advised by LaSalle Bank National Association, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Optional Purchase Offer, Securities with an aggregate principal amount of $14,588,000 were validly surrendered for purchase and not withdrawn prior to the expiration of the Optional Purchase Offer. The Company has accepted for purchase all of the Securities validly surrendered and not withdrawn. The purchase price for the Securities pursuant to the Optional Purchase Offer was 100% of the principal amount of the Securities, plus accrued and unpaid interest and Additional Interest (as defined in the Indenture), if any, to, but not including, October 15, 2008. Accordingly, the aggregate purchase price for all the Securities accepted for purchase by the Company is $14,828,305. The Company has forwarded cash in payment of the aggregate purchase price to the Paying Agent to distribute to the Holders. After the purchase pursuant to the Optional Purchase Offer, Securities with an aggregate principal amount of $200,000 remain outstanding.

Item 12.	Exhibits.

Exhibit No.	Description of Exhibit

(a)(1)(A)	Company Notice to Holders of 3 1/4% Convertible Subordinated Debentures Due 2023 Issued By Rewards Network Inc., as amended August 26, 2008, is incorporated herein by reference to Exhibit (a)(1)(A) to Rewards Network Inc.’s Amendment No. 1 to Schedule TO (File No. 005-35435), filed on August 26, 2008.

(a)(1)(B)	Form of Substitute Form W-9 is incorporated herein by reference to Exhibit (a)(1)(B) to Rewards Network Inc.’s Schedule TO (File No. 005-35435), filed on August 21, 2008.

(a)(5)(A)	Press Release issued by Rewards Network Inc. on August 21, 2008 is incorporated herein by reference to Exhibit (a)(5) to Rewards Network Inc.’s Schedule TO (File No. 005-35435), filed on August 21, 2008.

(a)(5)(B)	Press Release issued by Rewards Network Inc. on October 15, 2008.

(b)(A)	Loan and Security Agreement, dated as of November 6, 2007, between Rewards Network Inc. and each of its domestic subsidiaries signatory thereto and RBS Business Capital is incorporated herein by reference to Exhibit 10.2 to Rewards Network Inc.’s Quarterly Report on Form 10-Q (File No. 001-13806), filed on November 8, 2007.

(b)(B)	First Amendment to Loan and Security Agreement, dated as of August 11, 2008, between Rewards Network Inc. and each of its domestic subsidiaries signatory thereto and RBS Business Capital is incorporated herein by reference to Exhibit 10.1 to Rewards Network Inc.’s Quarterly Report on Form 10-Q (File No. 001-13806), filed on August 11, 2008.

(d)	Indenture, dated as of October 15, 2003, as amended and restated as of February 4, 2004, between Rewards Network Inc. and LaSalle Bank National Association is incorporated herein by reference to Exhibit 4.15 to Rewards Network Inc.’s Annual Report on Form 10-K (File No. 001-13806), filed on March 12, 2004.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REWARDS NETWORK INC.

By:	/S/ ROYA BEHNIA
Roya Behnia Senior Vice President, General Counsel and Secretary

Dated: October 15, 2008

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)(A)	Company Notice to Holders of 3 1/4% Convertible Subordinated Debentures Due 2023 Issued By Rewards Network Inc., as amended August 26, 2008, is incorporated herein by reference to Exhibit (a)(1)(A) to Rewards Network Inc.’s Amendment No. 1 to Schedule TO (File No. 005-35435), filed on August 26, 2008.

(a)(1)(B)	Form of Substitute Form W-9 is incorporated herein by reference to Exhibit (a)(1)(B) to Rewards Network Inc.’s Schedule TO (File No. 005-35435), filed on August 21, 2008.

(a)(5)(A)	Press Release issued by Rewards Network Inc. on August 21, 2008 is incorporated herein by reference to Exhibit (a)(5) to Rewards Network Inc.’s Schedule TO (File No. 005-35435), filed on August 21, 2008.

(a)(5)(B)	Press Release issued by Rewards Network Inc. on October 15, 2008.

(b)(A)	Loan and Security Agreement, dated as of November 6, 2007, between Rewards Network Inc. and each of its domestic subsidiaries signatory thereto and RBS Business Capital is incorporated herein by reference to Exhibit 10.2 to Rewards Network Inc.’s Quarterly Report on Form 10-Q (File No. 001-13806), filed on November 8, 2007.

(b)(B)	First Amendment to Loan and Security Agreement, dated as of August 11, 2008, between Rewards Network Inc. and each of its domestic subsidiaries signatory thereto and RBS Business Capital is incorporated herein by reference to Exhibit 10.1 to Rewards Network Inc.’s Quarterly Report on Form 10-Q (File No. 001-13806), filed on August 11, 2008.

(d)	Indenture, dated as of October 15, 2003, as amended and restated as of February 4, 2004, between Rewards Network Inc. and LaSalle Bank National Association is incorporated herein by reference to Exhibit 4.15 to Rewards Network Inc.’s Annual Report on Form 10-K (File No. 001-13806), filed on March 12, 2004.

(g)	Not applicable.

(h)	Not applicable.